BANRO CORPORATION (the "Corporation")

Annual Meeting of Shareholders of the Corporation held on June 29, 2016

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report discloses the results of the voting on the matters submitted to the annual meeting of shareholders of the Corporation held on June 29, 2016 (the "Meeting").

The matters voted upon at the Meeting and the results of the voting were as follows:

1. Election of Directors

By resolution passed via a show of hands, the following persons were elected as directors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation unless such office is earlier vacated in accordance with the by-laws of the Corporation:

	Votes by Proxy
Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld

Richard W. Brissenden	31,909,387	94.40%	1,894,095	5.60%
John A. Clarke	32,368,117	95.75%	1,435,365	4.25%
Maurice J. Colson	31,894,214	94.35%	1,909,268	5.65%
Peter N. Cowley	31,939,692	94.49%	1,863,790	5.51%
Jiongjie Lu	32,512,517	96.18%	1,290,965	3.82%
Mick C. Oliver	33,029,292	97.71%	774,190	2.29%
Derrick H. Weyrauch	32,738,971	96.85%	1,064,511	3.15%

2. Appointment of Auditors

By resolution passed via a show of hands, Deloitte LLP, Chartered Professional Accountants and Licensed Public Accountants, were reappointed as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be fixed by the directors of the Corporation. The following are details of this vote reappointing Deloitte LLP:

Votes by Proxy
Votes For	% Votes For	Votes Withheld	% Votes Withheld
132,916,356	98.58%	1,910,415	1.42%